UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Insperity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45778Q107
(CUSIP Number)

March 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,456,816
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,456,816
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,816
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL QUALIFIED PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 111,680
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 111,680
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL MANAGEMENT GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,568,496
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,568,496
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STADIUM CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,568,496
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,568,496
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON ALEXANDER M. SEAVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,568,496
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,568,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON BRADLEY R. KENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,568,496
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,568,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on May 25, 2012, and filed amendments thereto through February 13, 2014. Subsequently, on March 24, 2014, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on March 27, 2014 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of March 23, 2015, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a).	Name of Issuer:

Insperity, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19001 Crescent Springs Drive
Kingwood, Texas 77339

Item 2(a).	Name of Person Filing:

This statement is filed by Stadium Capital Partners, L.P., a California limited partnership (“SCP”), Stadium Capital Qualified Partners, L.P., a Delaware limited partnership (“SCQP”), Stadium Capital Management GP, L.P., a Delaware limited partnership (“SCMGP”), Stadium Capital Management, LLC, a Delaware limited liability company (“SCM”), Alexander M. Seaver and Bradley R. Kent. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SCMGP is the general partner of each of SCP and SCQP. SCM is the investment advisor and the general partner of SCMGP. Messrs. Seaver and Kent are the managers of SCM. By virtue of these relationships, each of SCMGP, SCM and Messrs. Seaver and Kent may be deemed to beneficially own the Shares (as defined below) owned by SCP and SCQP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 199 Elm Street, New Canaan, Connecticut 06840.

Item 2(c).	Citizenship:

SCP is organized under the laws of the State of California. SCQP, SCMGP and SCM are organized under the laws of the State of Delaware.  Messrs. Seaver and Kent are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

CUSIP NO. 45778Q107

Item 2(e).	CUSIP Number:

45778Q107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on March 20, 2015:

(i)	SCP beneficially owned 1,456,816 Shares;

(ii)	SCQP beneficially owned 111,680 Shares;

(iii)	SCMGP, as the general partner of each of SCP and SCQP, may be deemed the beneficial owner of the (i) 1,456,816 Shares beneficially owned by SCP and (ii) 111,680 Shares beneficially owned by SCQP;

CUSIP NO. 45778Q107

(iv)
SCM, as the investment advisor and the general partner of SCMGP, may be deemed the beneficial owner of the (i) 1,456,816 Shares beneficially owned by SCP and (ii) 111,680 Shares beneficially owned by SCQP; and

(v)	Messrs. Seaver and Kent, as managers of SCM, may be deemed the beneficial owner of the (i) 1,456,816 Shares beneficially owned by SCP and (ii) 111,680 Shares beneficially owned by SCQP.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The following percentages are based on 25,338,512 Shares outstanding as of February 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 10, 2015.

As of the close of business on March 20, 2015, (i) SCP beneficially owned approximately 5.8% of the outstanding Shares, (ii) SCQP beneficially owned less than 1% of the outstanding Shares, and (iii) each of SCMGP, SCM and Messrs. Seaver and Kent may be deemed to beneficially own approximately 6.2% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. 45778Q107

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 45778Q107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2015

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P. General Partner

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P. General Partner

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

CUSIP NO. 45778Q107

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Managing Member

/s/ Alexander M. Seaver
Alexander M. Seaver

/s/ Bradley R. Kent
Bradley R. Kent